May 28, 2010

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Craig H. Arakawa

Re:	Ivanhoe Mines Ltd. Form 40-F for Fiscal Year Ended December 31,2009 Filed April 1,2010 File No. 001-32403

Dear Mr. Arakawa:

Per our telephone conversation, the purpose of this letter is to confirm the receipt by Ivanhoe Mines Ltd. (the "Company") of the letter dated May 27, 2010 from Karl Hiller, Branch Chief, and the Company's intention to file its response.

As discussed, due to the travel schedules of the various personnel who would be involved in the preparation and review of the response to your questions, we will not be in a position to respond within 10 business days as requested in your letter. We confirm that we will provide a response by no later than June 25, 2010.

Please contact the undersigned at 1-604-331-9875 if you have any questions or require any further information in connection with this letter.

Yours very truly,
Ivanhoe Mines Ltd.

By:	/s/ Tony Giardini

p.p.	Name: Tony Giardini Title: Chief Financial Officer